Exhibit 99.2

ITEM 7 INFORMATION

The securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by MSSB TPG Specialty Lending Onshore Feeder Fund (the “Trust”). Morgan Stanley is the indirect majority owner of Morgan Stanley GWM Feeder Strategies, the managing owner of the Trust.